May 23, 2013
Correspondence Filing Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:     John Reynolds
John Coleman
Tiffany Piland
Brigitte Lippmann

Re:	Cliffs Natural Resources Inc.
Form 10-K for the Fiscal Year ended December 31, 2012
Filed February 12, 2013
File No. 001-08944
Ladies and Gentlemen:
Cliffs Natural Resources Inc., an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 13, 2013 (the “Comment Letter”), with respect to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”).
Below are the Company's responses. For the convenience of the Staff, we have repeated each of the Staff's comments before the corresponding response.
Form 10-K for the year ended December 31, 2012
Mineral Reserves, page 49
1.    In future filings, please disclose your cut-off grade for each property in which you disclose a mineral reserve.
Response:
In future filings, we will disclose the cut-off grade(s) used to determine the mineral reserve at each of our properties. Below are the mineral reserve cut-off grades by mine that were utilized for our December 31, 2012 mineral reserve estimate:

Mine	Mineral Reserve Cut-Off Grade[1]
Empire	15 percent MagFe
Tilden - Hematite	20 percent TFe
Tilden - Magnetite	15 percent MagFe
Hibbing	15 percent TFe
Northshore	19 percent MagFe
United Taconite	17 percent MagFe
Wabush	20 percent TFe
Bloom Lake	20 percent TFe
Koolyanobbing	58 percent TFe
[1] MagFe represents Magnetic Iron and TFe represents Total Iron.

2.    Please forward to our engineers, as supplemental information and not as part of your filing, the technical reports that support your Bloom Lake mineral reserves and your Labrador Trough South mineralized materials, pursuant to paragraph (c) of Industry Guide 7. Please provide this information on a CD, formatted as Adobe PDF files. Please also provide the name and phone number for a technical person whom our engineer may call if he has technical questions about your reserves. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Exchange Act Rule 12b-4. If you have questions concerning the above request, please contact John Coleman, Mining Engineer, at (202) 551-3610.
Response:
We are providing to your engineer the technical reports supporting the mineral reserves at Bloom Lake and the mineralized materials at our Labrador Trough South properties under separate cover on a supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934. In accordance with Rule 12b-4, we have requested that such materials be returned promptly following completion of the Staff's review.

Results of Operations - Consolidated, page 65
3.    Please tell us, and in future filings disclose as applicable, whether and, if so, how the cost of goods sold and operating expenses were impacted by cost increases such as increased labor costs, increased mining costs or higher energy costs. We note that in the comparison of 2011 and 2010, you state on page 71 that the "[c]ost of goods sold and operating expenses also were impacted by cost rate increases of $112.1 million, $61.6 million and $75.8 million, respectively, at U.S. Iron Ore, Eastern Canadian Iron Ore and Asia Pacific Iron Ore segments ... primarily a result of higher expenditures on plant repairs and maintenance, increased mining costs and higher energy costs in 2011." It appears that you did not include similar disclosure in the comparison of 2012 and 2011. In addition, please describe any known trends or uncertainties related to the cost of goods sold and operating expenses that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or income from continuing operations. Refer to Item 303(a)(3)(ii) of Regulation S-K.
Response:
Our costs of goods sold for the year ended December 31, 2012 compared to 2011 was unfavorably impacted by approximately $231.6 million due to production cost increases. The impact of the unfavorable variance was a secondary driver to the $470.9 million impact of sales volume increases compared to 2011. Further, the production cost increases were associated with changes, both favorable and unfavorable, of the key inputs to our production as noted by the Staff. Given the offsetting impacts of each of the key cost inputs (energy, labor and mining costs) in each of our reportable segments, we believed it was more meaningful to analyze these variances at the segment level. We refer the Staff to pages 76 - 80 for management's discussion and analysis of cost variances for each of its reportable segments.
Below is an analysis of the increase of our consolidated costs of goods sold for the year ended December 31, 2012 compared to 2011, as requested by the Staff in its comments, which summarizes the various factors discussed within our segment analysis. We will incorporate similar analysis at the consolidated level, to the extent applicable, in our future filings as recommended above.
The increase in costs of goods sold due to cost increases of $231.6 million was attributable to $146.4 million due to higher labor and maintenance costs and $143.4 million due to increased mining and logistics costs, partially offset by $53.8 million of amortization of fair value adjustments recorded in connection with the acquisition of Consolidated Thompson and $10.8 million of lower energy, royalty and miscellaneous production costs compared to the prior period.
We acknowledge the Staff's comments and will, in future filings, continue to focus on factors that cause changes to occur from period to period with respect to the various line items of the Company's results of operations. The Company advises the Staff of its efforts to comply with the requirement to discuss significant components of revenue and expenses of Regulation S-K Item 303(a)(3) by providing a discussion of the results of its reportable segments (as determined under ASC 280) to enable the reader to better understand the consolidated results of our business. Our discussion of the results of the consolidated operations typically focuses on the main drivers of changes to overall revenue and expense compared to the prior period and, in an effort to not obscure relevant discussion of the drivers of our business, eliminates redundant discussion of the drivers of individual segment performance. We believe that by focusing the discussion of the consolidated results on the main drivers of variances, versus repeating the segmental discussion to illustrate components of the overall change, is more concise, while maintaining the overall comprehensiveness of management's discussion and analysis.
Management will continue to focus its discussion and analysis on key drivers of its business results, known trends or uncertainties that may impact our business, and material changes in the relationship between costs and revenues in a manner consistent with the requirements of Regulation S-K Item 303(a)(3). If or when these trends, relationships or key drivers experience any meaningful change or fundamental shift, we will incorporate them into our discussion and analysis to enhance its usefulness to the reader. Our analysis of the results did not yield any such known trends or relationships that were deemed meaningful to the analysis provided on the Form 10-K, specifically in relation to our consideration of Item 303(a)(3)(ii) of Regulation S-K that were not otherwise disclosed.
Closing Comments
In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these matters, please do not hesitate to call me at 216-694-4395.

Sincerely,

/s/ Timothy K. Flanagan
Timothy K. Flanagan
Vice President, Corporate Controller and
Chief Accounting Officer